Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Supplementing the Preliminary

Prospectus Supplement

dated November 9, 2010

Registration No. 333-155679

Pricing Term Sheet

November 9, 2010

Frontier Oil Corporation

6.875% Senior Notes due 2018

Issuer:	Frontier Oil Corporation

Size:	$150,000,000

Maturity:	November 15, 2018

Coupon:	6.875%

Public Offering Price:	100% per note; $150,000,000 total

Underwriting Discount:	2% per note; $3,000,000 total

Proceeds to Issuer (before expenses):	$147,000,000

Yield to Maturity:	6.875%

Interest Payment Dates:	November 15 and May 15 of each year, beginning on May 15, 2011

Spread over Reference Treasury Security:	475 basis points vs. UST 3.75% due 11/15/2018

Record Date for Interest Payments:	November 1st and May 1st

Redemption Provisions:

Make-Whole Call:	Prior to November 15, 2014, at the greater of (a) 103.4375% of principal amount or (b) a make-whole price calculated using a discount rate of Treasury plus 50 basis points; in each case plus accrued interest

Redemption Prices:	Commencing on November 15 of the years indicated below: 2014: 103.4375% 2015: 101.7188% 2016 and thereafter: 100%; in each case plus accrued interest

Redemption with Proceeds of Equity Offerings:	Prior to November 15, 2013, up to 35% may be redeemed at 106.875%, plus accrued interest

Trade Date:	November 9, 2010

Settlement*:	November 22, 2010

CUSIP / ISIN:	35914PAK1 / US35914PAK12

* We expect that delivery of the notes will be made against payment therefor on or about the expected settlement date specified above, which will be the eighth business day following the date of this term sheet. Under Rule 15c6-1 of the Securities and Exchange Commission under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of this term sheet or the following four business days will be required, by virtue of the fact that the notes initially will settle in T+8, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes on the date hereof or the following four business days should consult their own advisor.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting UBS Securities LLC, Attention Prospectus Department, 299 Park Avenue, New York, New York 10171, phone: (888) 827-7275, or Credit Suisse Securities (USA) LLC, Attention Prospectus Department, One Madison Avenue, New York, New York 10010, phone: (800) 221-1037.